UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 14, 2022

(Date of earliest event reported)

GK Investment Property Holdings II, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3013152
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200

Barrington, Illinois 60010

(Full mailing address of principal executive offices)

(847) 277-9930

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

On February 14, 2022, GK Investment Property Holdings II, LLC, a Delaware limited liability company, or the Company, entered into that certain Second Supplemental Indenture with UMB Bank, N.A., as trustee, or the Trustee. The Second Supplemental Indenture confirms the maturity dates of the Series E and Series F Bonds as disclosed in the offering circular of the Company dated March 12, 2021 and filed by us with the Securities and Exchange Commission on March 15, 2021, as supplemented by Supplement No. 1 and Supplement No. 2 thereto.

The foregoing description of the Second Supplemental Indenture is a summary and is qualified in its entirety by the terms of the Second Supplemental Indenture, a copy of which is filed as Exhibit No. 3.1 to this Current Report on Form 1-U and incorporated by reference into this Item 3.

Item 9. Other Events

Exhibit No.	Description of Exhibit

3.1	Second Supplemental Indenture, dated as of February 14, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Property Holdings II, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	February 15, 2022